                                                    ENHANCED DEATH BENEFIT RIDER

This Rider is effective on the Rider Date. Election of this Rider is irrevocable and it may only be terminated as provided in the Termination provisions below. It is a part of, and subject to, the other terms and conditions of the Contract.

SPECIFICATIONS

RIDER DATE:                 [05/01/2011]
DEATH BENEFIT RIDER FEE:    [0.30%]
MAXIMUM STEP AGE:           [75]

DEFINITIONS

ANNUAL STEP DEATH BENEFIT   The Annual Step Death Benefit is the greatest
                            Anniversary Value for any Contract Anniversary on or after the Rider Date and prior to the Owner's death, up to and including the Contract
                            Anniversary on or next following the date the oldest Owner attains the Maximum Step Age. The
                            Anniversary Value is equal to the Contract Value on a Contract Anniversary, increased by all Payments made, less any amount deducted in connection with partial withdrawals, since that Contract Anniversary.

                            For purposes of calculating the Annual Step Death Benefit, the amount deducted in connection with partial withdrawals will be equal to (i) times
                            (ii), where (i) is equal to the Annual Step Death Benefit prior to the withdrawal, and (ii) is equal to the partial withdrawal amount divided by the Contract Value prior to the partial withdrawal.

DEATH BENEFIT

On the death of any Owner prior to the Maturity Date or Annuity Commencement Date, if earlier, a Death Benefit will be determined as of the date on which written notice and proof of death and all required claim forms are received at the Company's Annuities Service Center. The Death Benefit will be determined as the greater of:

a) The Death Benefit described under "Death Benefit Before Annuity Commencement Date" in the Contract; or

b)   The Annual Step Death Benefit.

If the Beneficiary elects to continue the Contract as his or her own under Internal Revenue Code sections 72(s) or 401(a)(9), this Rider will continue with the Beneficiary as the new Owner and the Maximum Step Age will be determined on the birth date of the Beneficiary. If the Beneficiary has already attained the Maximum Step Age then the rider will not continue. Upon the death of the Beneficiary prior to the Maturity Date or Annuity Commencement Date, if earlier, a Death Benefit will be paid and the entire interest in the Contract must be distributed to the new Beneficiary in accordance with the provisions of the Contract. For purposes of calculating the Death Benefit payable upon the death of the Beneficiary, the Death Benefit paid upon the first Owner's death will be treated as a Payment to the Contract. This Payment will not be included in cumulative Payments. In addition, all Payments made and all amounts deducted in connection with partial withdrawals prior to the date of the first Owner's death will not be considered in determination of the Death Benefit. In determination of the Annual Step Death Benefit, the Anniversary Values for all prior Contract Anniversaries will be set to zero as of the date of the first Owner's death.

If the Beneficiary is not eligible to continue the Contract as his or her own under Internal Revenue Code sections 72(s) or 401(a)(9), or does not elect to continue the Contract, the Death Benefit will be distributed to the Beneficiary in accordance with the provisions of the Contract.


ICC11-BR010-R.11                       1

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DEATH OF ANNUITANT

If any Owner is not an individual, the death of any Annuitant is treated as the death of an Owner. The Death Benefit will be determined as described above by substituting the Annuitant for the Owner.

MAXIMUM STEP AGE - ADDITION OF OLDER OWNER

We determine the date the Maximum Step Age has been attained based on the birth date of the oldest Owner at issue of the Contract. You may not add an older Owner after the Contract has been issued.

DEATH BENEFIT RIDER FEE

To compensate us for assuming mortality risks associated with the Death Benefit Rider, We deduct from each variable Investment Option a Death Benefit Rider Fee each Valuation Period at an annual rate set forth in the Specifications above. The Death Benefit Rider Fee increases the Contract Asset Fee described in the Contract's Specifications Pages.

INVESTMENT OPTIONS

The Investment Options available as of the Rider Date under Contracts issued with this Rider are shown on the Available Investment Options page of the Contract's Specifications Pages.

You may allocate to one or a combination of the Available Investment Options. The percentages you initially allocated to the Investment Options are shown on the Contract's Specifications Pages. You may transfer among the Investment Options.

We reserve the right, upon notice, to restrict Investment Options at any time. If an Investment Option is restricted, no transfers into the restricted Investment Options will be allowed and no Payments may be allocated to the restricted Investment Options after the date of the restriction. Any amounts previously allocated to an Investment Option that is subsequently restricted will be unaffected by such restrictions.

We also reserve the right, upon notice, to limit the actual percentages allocated to certain Investment Options, to require that certain Investment Options be chosen in conjunction with other Investment Options, to limit transfers between existing Investment Options and/or to require periodic rebalancing of existing variable Investment Accounts to the required percentages.


ICC11-BR010.R.11                       2

TERMINATION

This Rider will terminate upon the earliest of:

(a)  the date the Contract terminates; or

(b)  the Maturity Date, or Annuity Commencement Date, if earlier; or

(c)  the date on which the Death Benefit described in this Rider is paid; or

(d)  the date the Owner is changed or the Contract is assigned, unless

     (i) the new Owner is a guardian, a custodian or a trust established for the sole benefit of the previous owner; or

     (ii) the new Owner is an individual and the previous Owner was a guardian, a custodian or a trust established for the sole benefit of that individual; or

     (iii) the change is from one guardian, custodian or trust established for the sole benefit of an individual to another guardian, custodian or trust established for the sole benefit of that individual; or

     (iv) the Ownership is transferred to the Owner's spouse following the death of the Owner; or.

     (v) the Contract is assigned to a guardian, a custodian or a trust established for the sole benefit of the previous Owner; or

     (vi) the assignment is for purposes of a tax qualified exchange.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)


[/s/ Emanuel Alves]

Secretary


ICC11-BR010.R.11                       3